EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

SUBSIDIARY OF TELESYSTEM INTERNATIONAL WIRELESS INC.
BEGINS PRIVATE DEBT OFFERING

Montréal, Canada, June 18, 2003 – Telesystem International Wireless Inc. (“TIW”) announces that its indirect subsidiary MobiFon Holdings B.V. (“MobiFon Holding”), has begun the private offering of US$ 230,000,000 of Senior Notes (“Notes”) due 2009. MobiFon Holdings, incorporated in the Netherlands, holds TIW’s 57.1% indirect equity interest in MobiFon S.A., a major provider of GSM wireless telecommunications services in Romania. The purpose of the offering is to apply the proceeds thereof, after establishment of a debt service reserve account, to repay intercompany loans made to MobiFon Holdings by ClearWave N.V. (“ClearWave”), MobiFon Holding’s parent company and a majority-owned subsidiary of TIW. ClearWave would use the funds it receives from MobiFon Holdings to repay a loan from TIW and to make a distribution to, and to make an offer to repurchase shares from, its shareholders. TIW would apply the funds it receives from ClearWave and its available cash resources to repay in full its outstanding 14% Senior Guaranteed Notes due December 2003.

Solicitations of offers for the Notes are being made exclusively to institutional investors in the U.S and to qualified investors in other jurisdictions. The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent an applicable exemption from the registration requirements of the Act. The Notes will be offered in other jurisdictions in accordance with rules permitting offerings to professional investors or on a restricted basis.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is active in Romania through MobiFon S.A. and in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca